(As filed January 30, 2001)

                                                             File No. 073-[    ]
                                                                           ----


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under Section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended

                    USINA TERMELETRICA DE JUIZ DE FORA, S.A.
                    Praca Rui Barbosa, 80 - 2o. andar (parte)
                        Cataguases, Minas Gerais -Brasil
                                  CEP 36770-901

                -------------------------------------------------
                       (Name of foreign utility companies)

                           ALLIANT ENERGY CORPORATION
                           222 West Washington Avenue
                            Madison, Wisconsin 53703
                ------------------------------------------------
                   (Name of filing company if filed on behalf
                          of a foreign utility company)

    The Commission is requested to mail copies of all communications relating to this Notification to:

     Barbara J. Swan                         Benjamin L. Israel, Esq.
     General Counsel                         Troutman Sanders LLP
     Alliant Energy Corporation              401 9th Street, N.W., Suite 1000
     222 West Washington Avenue              Washington, D.C. 20004
     Madison, Wisconsin 53703


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ITEM 1.   NAME OF THE ENTITY(IES) ON WHOSE BEHALF FOREIGN UTILITY COMPANY STATUS
IS CLAIMED, ITS (THEIR) BUSINESS ADDRESS(ES), AND A BRIEF DESCRIPTION OF THE FACILITIES USED FOR THE GENERATION, TRANSMISSION, AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE OR FOR THE DISTRIBUTION AT RETAIL OF NATURAL OR MANUFACTURED
GAS. IDENTITY OF EACH PERSON THAT HOLDS FIVE PERCENT (5%) OR MORE OF ANY CLASS
OF VOTING SECURITIES OF THE FOREIGN UTILITY COMPANY(IES) AND DESCRIPTION OF THE AMOUNT AND NATURE OF THE INTEREST.

                    Usina Termeletrica de Juiz de Fora, S.A.
                    Praca Rui Barbosa, 80 - 2o. andar (parte)
                        Cataguases, Minas Gerais -Brasil
                                  CEP 36770-901

     Alliant Energy Corporation ("Alliant Energy"), a Wisconsin corporation and a registered holding company under the Public Utility Holding Company Act of 1935 (the "1935 Act"), as amended, acting on behalf of Usina Termeletrica de Juiz de Fora, S.A. ("Usina Termeletrica"), hereby notifies the Securities and Exchange Commission (the "Commission") that Usina Termeletrica is, and hereby claims status as, a foreign utility company ("FUCO") within the meaning of
Section 33 of the 1935 Act.

     Alliant Energy is proposing to acquire, indirectly through a subsidiary, a 50% equity interest in Usina Termeletrica. Usina Termeletrica has been formed to construct, own and operate a two-unit, simple-cycle gas-fired generating facility that will produce electricity for sale to Companhia Forca e Luz Cataguazes-Leopoldina ("Cataguazes"), an electric distribution company that serves approximately 251,404 customers in the State of Minas Gerais, Brazil, and/or into the spot market. The simple-cycle facility will have a generating capability of 82 MW, and will be converted at a later date into a combined-cycle facility having a generating capability of 103 MW.

     Alliant Energy will acquire its 50% interest in Usina Termeletrica through Alliant Energy Holdings do Brasil Limitada ("Holdings Brasil"), an indirect, wholly-owned, intermediate subsidiary. The remaining 50% interest in Usina Termeletrica will be held indirectly by Cataguazes through its subsidiary CatLeo Energia Ltda.. Holdings Brasil holds a 49.1% interest in Cataguazes, which itself claims status as a FUCO.1


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1    On January 27, 2000, Alliant Energy filed a statement on Form U-57 in which it claimed "foreign utility company" status on behalf of Cataguazes and four other electric generation and distribution companies in Brazil. Alliant Energy indirectly holds interests ranging between 28.8% and 68.8% in these entities.


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


ITEM 2. NAME OF ANY DOMESTIC ASSOCIATE PUBLIC-UTILITY COMPANY AND, IF APPLICABLE, ITS HOLDING COMPANY, AND A DESCRIPTION OF THE RELATIONSHIP BETWEEN THE FOREIGN UTILITY COMPANY AND SUCH COMPANY, AND THE PURCHASE PRICE BY ANY SUCH DOMESTIC ASSOCIATE PUBLIC-UTILITY COMPANY FOR ITS INTEREST IN THE FOREIGN UTILITY COMPANY.

     The following companies, each of which is a direct or indirect subsidiary of Alliant Energy, are domestic public-utility companies and associate companies of Usina Termeletrica:

                               IES Utilities Inc.
                            Interstate Power Company
                        Wisconsin Power and Light Company
                   South Beloit Water, Gas & Electric Company

     At present, none of the aforementioned domestic public-utility companies has made an investment in or has any contractual relationship with Usina Termeletrica.

                         EXHIBIT A. STATE CERTIFICATION.

                                  Inapplicable.

                                    SIGNATURE

     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                        ALLIANT ENERGY CORPORATION


                                        By: /s/ Barbara J. Swan
                                           ------------------------------------
                                             Barbara J. Swan
                                             Executive Vice President
                                             and General Counsel

Date:  January 30, 2001


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